UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39164

Indonesia Energy Corporation Limited

(Translation of registrant’s name into English)

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780

Indonesia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K (“Form 6-K Report”) shall be deemed to be incorporated by reference into the shelf registration statement on Form F-3, as amended (Registration Number 333-252520) of Indonesia Energy Corporation Limited, a Cayman Islands exempted company (the “Company”), declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 16, 2021 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Form 6-K Report is being filed to disclose the home country rule exemption of the Company that it intends to disclose in its annual report on Form 20-F for the fiscal year ended December 31, 2023.

As a company incorporated in the Cayman Islands that is listed on NYSE American, the Company is subject to NYSE American corporate governance listing standards. Under NYSE American rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the NYSE American corporate governance requirements. Pursuant to the home country rule exemption set forth under Section 110 of the Company Guide, which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of Section 704 of the Company Guide, we elected to be exempt from the requirements as follows:

(i)	Section 704 of the Company Guide which provides (with certain exceptions not relevant to the conclusions expressed herein) that each issuer listing common stock or voting preferred stock, and/or their equivalents, must hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year.

A copy of the home country rule exemption letter from the Company’s legal counsel Ogier is attached hereto as Exhibit 99.1.

In addition, the Company has previously elected to follow home country practice in lieu of the requirements of Section 713(a) of the Company Guide which requires that an issuer listed on NYSE American obtains shareholder approval in accordance with Section 705 of the Company Guide as a prerequisite to approval of applications to list additional shares.

Except for the foregoing, there is no significant difference between our corporate governance practices and what NYSE American requires of domestic U.S. companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDONESIA ENERGY CORPORATION LIMITED

Dated: December 22, 2023	By:	/s/ Wirawan Jusuf
	Name:	Wirawan Jusuf
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Home Country Exemption Letter